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               [LETTERHEAD OF COUDERT BROTHERS HONG KONG OFFICE]

VIA EDGAR

December 1, 2000

Securities and Exchange Commission
450 Fifth Street NW
Washington, D.C. 20549

     Re: Jitong Network Communications Company Limited
         ---------------------------------------------

Dear Sir or Madam:

     On behalf of Jitong Network Communications Company Limited, we are writing to inform the Securities and Exchange Commission that Jitong Network Communications Company Limited hereby withdraws its registration statement on Form 8-A (File No. 001-16211) as filed via EDGAR on November 13, 2000.

                                        Very truly yours,

                                        /s/ Landon R. Prieur

                                        Landon R. Prieur